UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b).

(Amendment No.________)1

Technip – Coflexip

(Name of Issuer)

Shares, nominal value 3.05 euro

(Title of Class of Securities)

878546209

(CUSIP Number)

October 19, 2001*

(Date of Event Which Requires Filing of this Statement)

      Check the following box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*      The date the shares were first registered under Section 12 of the Securities Exchange Act.

1      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878546209	13G	Page 2 of 5 Pages

1.		Names of Reporting Persons
I.R.S. Identification No. of above persons (entities only)

Total Fina Elf S.A.

2.		Check the Appropriate Box if a Member of a Group*

(a) ☐
(b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization

France

	5.	Sole Voting Power

884,393

Number of	6.	Shared Voting Power
Shares
Beneficially		-0-
Owned by
Each Reporting	7.	Sole Dispositive Power
Person With
884,393

	8.	Shared Dispositive Power

-0-

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

884,393

10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*☐

11.		Percent of Class Represented by Amount in Row (9)

3.5%; percent of voting rights, 5.7%

12.		Type of Reporting Person*

HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)	Name of Issuer:

Technip-Coflexip

Item 1(b)	Address of Issuer’s Principal Executive Offices:

170 Place Henri Regnault La Defense 6 Paris La Defense Cedex 92973 France

Item 2(a), (b) and (c)	Name of Person Filing; Address of Principal Business Office or, if None, Residence; and Citizenship:

     This statement is being filed by Total Fina Elf S.A., a company organized under the laws of France, whose principal business is oil, gas and chemicals. The principal business and office address of Total Fina Elf S.A. is 2, place de la Coupole, La Défense 6, 92078 Paris La Défense Cedex, France.

Item 2(d)	Title of Class of Securities:

Shares, nominal value 3.05 euro

Item 2(e)	CUSIP Number:

878546209

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or Dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(l)(ii)(J).

Item 4.	Ownership

     Total Fina Elf S.A. beneficially owns the following shares either directly, or indirectly through its subsidiaries:

Amount beneficially owned:	884,393
Percent of class:	3.5%; percent of voting rights, 5.7%
Number of shares as to which such person has:

Sole power to vote:	884,393 (636,155 of these shares carry double voting rights)
Shared power to vote:	-0-
Sole power to dispose of:	884,393
Shared power to dispose of:	-0-

Item 5.	Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

     Of the 884,393 shares that Total Fina Elf S.A. beneficially owns, it indirectly has the power to vote and dispose of 683,411 shares through three subsidiaries as identified in Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of the Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TOTAL FINA ELF S.A.

	By:	/s/ Charles Paris de Bollardière

Name: Charles Paris de Bollardière Title: Treasurer
Date: October 25, 2002

Schedule 13G
Exhibit A

Identification and Classification of Subsidiaries

Septentrion Participations

     Septentrion Participations, a company organized under the laws of France, is a wholly owned subsidiary of Total Fina Elf S.A. Septentrion Participations’ principal business is to hold certain investments on behalf of Total Fina Elf S.A. The address of Septentrion Participations’ principal business and office is 2, place de la Coupole, La Défense 6, 92400 Courbevoie, France.

     Septentrion Participations beneficially owns the following shares directly:

Amount beneficially owned:	234,293
Percent of class:	0.9%; percent of voting rights, 1.8%
Number of shares as to which such person has:

Sole power to vote:	234,293 (shares carry double voting rights)
Shared power to vote:	-0-
Sole power to dispose of:	234,293
Shared power to dispose of:	-0-

Atofina

     Atofina, a company organized under the laws of France, is a subsidiary of Elf Aquitaine, which holds a direct and indirect interest of 99.3% therein. Elf Aquitaine is a subsidiary of Total Fina Elf S.A., which holds a 99.4% interest therein. Atofina’s principal business is chemicals. The address of Atofina’s principal business and office is 4/8 Cours Michelet La Défense 10, 92800 Puteaux, France.

     Atofina beneficially owns the following shares directly:

Amount beneficially owned:	248,238
Percent of class:	1.0%; percent of voting rights, 0.9%
Number of shares as to which such person has:

Sole power to vote:	248,238
Shared power to vote:	-0-
Sole power to dispose of:	248,238
Shared power to dispose of:	-0-

Sogelfa

     Sogelfa, a company organized under the laws of France, is a wholly owned subsidiary of Elf Aquitaine, itself a subsidiary of Total Fina Elf S.A., which holds a 99.4% interest therein. Sogelfa’s principal business is to hold certain investments on behalf of Total Fina Elf S.A. The address of Sogelfa’s principal business and office is 2, place de la Coupole, La Défense 6, 92400 Courbevoie, France.

     Sogelfa beneficially owns the following shares directly:

Amount beneficially owned:	200,880
Percent of class:	0.8%; percent of voting rights, 1.5%
Number of shares as to which such person has:

Sole power to vote:	200,880 (shares carry double voting rights)
Shared power to vote:	-0-
Sole power to dispose of:	200,880
Shared power to dispose of:	-0-